Exhibit 2

Execution Copy

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (“Agreement”) is made as of this 20th day of January, 2009 by and between:

KT CORPORATION, a corporation (chusik hoesa) duly organized and existing under the laws of the Republic of Korea (“Korea”) having its principal place of business located at 206 Jungja-dong, Bundang-gu, Sungnam City, Kyunggi Province 463-711, Korea (the “Company”); and

NTT DOCOMO, INC., a corporation duly organized and existing under the laws of Japan having its principal place of business located at 2-11-1, Nagata-cho, Chiyoda-ku, Tokyo 100-6150, Japan (“DCM”).

Each of the aforementioned parties may be referred to in this Agreement as a “Party” or, collectively, as the “Parties.”

RECITALS

WHEREAS, DCM owns twenty million one hundred seventy-six thousand three hundred nine (20,176,309) shares of common stock (the “KTF Shares”) of KT FREETEL CO., LTD., a corporation (chusik hoesa) duly organized and existing under the laws of Korea having its principal place of business located at 7-18 Shincheon-dong, Songpa-gu, Seoul 138-240, Korea (“KTF”).

WHEREAS, the Company owns one hundred two million one hundred twenty nine thousand nine hundred thirty eight (102,129,938) KTF Shares.

WHEREAS, in connection with the contemplated merger between KTF and the Company whereby KTF will be merged into the Company (the “Merger”), the Company proposes to issue and sell to DCM, and DCM proposes to purchase from the Company, US$253,261,000 Exchangeable Notes due 2014 (the “Notes”) in exchange for 12,105,785 KTF Shares pursuant to the purchase agreement dated as of January 20, 2009 (the “Purchase Agreement”), between the Company and DCM.

WHEREAS, such Notes are exchangeable into shares of common stock of the Company, each having a par value of five thousand Korean Won (KRW 5,000) (the “Shares”) or American depositary shares (the “ADSs”), each representing one-half of the Shares, issued pursuant to the deposit agreement dated as of May 25, 1999, among the Company, Citibank, N.A. (the “Depositary”) and all holders and beneficial owners from time to time of the ADSs, pursuant to the terms and conditions (the “Conditions”) in the third schedule attached to the Purchase Agreement.

WHEREAS, the Parties desire to establish certain requirements as to the management of the Company’s affairs and the Company’s business and to restrict the manner and means by which (i) the Notes may be exchanged into the Shares or the ADSs and (ii) the Company Securities (to be defined hereinafter) may be sold, encumbered or otherwise transferred.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, each of the Parties hereto agrees as follows:

ARTICLE I

DEFINITIONS

1.1     Definitions. The following capitalized terms shall have the meanings ascribed to them below whenever they are used in this Agreement, unless otherwise clearly indicated by the context:

“Affiliate” shall have the meaning set forth in Article 2, Paragraph 3 of the Monopoly Regulation and Fair Trade Act.

“Agency Agreement” shall have the meaning given to it in the Purchase Agreement.

“BTCC” shall mean the Business and Technology Cooperation Committee established pursuant to the provisions of the Business Cooperation Agreement.

“Business Cooperation Agreement” shall mean the business cooperation agreement dated December 26, 2005 between KTF and DCM.

“Business Day” shall mean any day (except a Saturday, Sunday or legal holiday) on which banks are generally open for normal business in Seoul, Korea.

“Certificate” shall have the meaning given to it in the Conditions.

“Closing Date” shall have the meaning given to it in the Purchase Agreement.

“Company Securities” shall mean the Shares, Notes, ADSs and any Equity-Linked Securities issued by the Company.

“Confidential Information” shall mean any and all written, oral or other tangible or intangible form of information, discoveries, ideas, concepts, know-how (whether patentable or copyrightable or not), research, development, designs, processes, procedures, formulae, drawings, blueprints, tracings, diagrams, models, samples, flow charts, data, computer programs, algorithms, software programs, techniques, technical, financial or business information (including marketing plans, clients and potential clients, strategies, employees, advisors, inventory, equipment, internal polices and procedures) and any variations thereto, whether or not labeled as “confidential” or “proprietary”, that are not generally available to the public. In the event of any doubt or ambiguity and absent any express unanimous agreement of the Parties to the contrary, the material or information shall be deemed to be Confidential Information.

“Control” when used with respect to any Person or any shares of capital stock or other securities of such Person, shall mean the power to direct the management or policies of such Person (or the Person that holds such shares or securities), directly or indirectly, whether through having majority voting securities in such Person or holding the right to appoint a majority number of directors in such Person, by contract or otherwise, and the terms “Controlling” and “Controlled” shall be similarly interpreted.

“Effective Date” shall mean the date this Agreement has been duly executed by all the Parties.

“Encumbrances” shall mean any and all liens, charges, security interests, hypothecations, encumbrances, mortgages, pledges or other agreements, obligations, understandings or arrangements placing restrictions on title or transfer of any nature whatsoever.

“Equity-Linked Securities” shall mean any equity securities, securities convertible into or exchangeable for equity securities or options, warrants or other rights to subscribe for or purchase equity securities, including, without limitation, ordinary and preference shares, convertible bonds, options, warrants, bonds with warrants or other similar instruments of the Company, other than the Shares, the ADSs and the Notes.

“Exchange Right” shall have the meaning given to it in the Conditions.

“Force Majeure Event” shall mean any acts of God, terrorism, natural disaster or calamity, governmental action or legislation, riots, demonstrations, wars, embargoes, unavailability or interruption in the supply of raw materials or power, or other causes beyond the reasonable control of the Party affected thereby.

“General Meeting of Shareholders” shall mean a duly convened general meeting of Shareholders of the Company.

“Governmental Authority” shall mean any bureau, board, court, department, official, political subdivision, tribunal, agency, commission or other governmental or regulatory authority, agency or body in Korea or in any other jurisdiction.

“Intellectual Property Rights Agreement” shall mean the intellectual property rights agreement dated March 31, 2006 between KTF and DCM.

“Joint Patent Application Agreement” shall mean the joint patent application agreement dated December 21, 2006 between KTF and DCM.

“KMO” shall mean a Key Communications Business Operator (as defined in the Telecommunications Business Act of Korea).

“KRX” shall mean the Korea Exchange.

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean any decree, injunction, judgment, order, ruling or writ of any Governmental Authority.

“Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity or organization.

“Remaining KTF Shares” shall mean 8,070,524 KTF Shares held by DCM, which will not be transferred to the Company in exchange for the Notes pursuant to the Purchase Agreement.

“Subsidiaries” shall mean, as to any Person, any other Person in which more than fifty percent (50.0%) of the total issued and outstanding voting capital stock or equity interest is directly or indirectly owned or Controlled by such Person, or which is otherwise Controlled by such Person.

“Transaction Documents” shall mean this Agreement, the Notes, the Purchase Agreement (including the Schedules attached thereto), the Agency Agreement, the Business Cooperation Agreement, the Intellectual Property Rights Agreement, the Joint Patent Application Agreement and such other agreements as may be required to be entered into pursuant thereto.

“Transfer” shall mean, with respect to any Company Securities, any sale, transfer or other disposition, arrangement or transaction which would allow any Person other than the current owner of such Company Securities the right to participate in the income or capital appreciation of such Company Securities or to exercise voting rights in respect of such Company Securities (except for proxies given in connection with any General Meeting of Shareholders), in whole or in part, voluntarily or by operation of law.

1.2	Interpretation

1.2.1	Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

1.2.2	The meaning assigned to each term defined herein shall be equally applicable to both the singular and plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

1.2.3	A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns.

1.2.4	A reference to any legislation or to any provision of any legislation shall include any amendment thereto, any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations, rules, and statutory instruments issued thereunder or pursuant thereto.

ARTICLE II

EXCHANGE RIGHT; REMAINING KTF SHARES; DENOMINATION OF NOTES

2.1	Election of the ADSs. Notwithstanding the provisions set forth in Condition 8 of the Conditions, DCM shall, and shall cause its Affiliates to, elect to receive only the ADSs upon exercise of the Exchange Right, provided that any fees and expenses that the Depositary charges DCM or its Affiliates, as the case may be, in connection with the deposit of the Shares and the issuance of ADSs and all stamp, issue, registration or similar taxes or duties or transfer costs (if any) arising in connection with the deposit of the Shares and the issuance of ADSs in any jurisdiction shall be borne by the Company and/or reimbursed by the Company to DCM. The failure by DCM and its Affiliates to elect to receive the ADSs upon exercise of the Exchange Right shall constitute a breach of this Section 2.1, and DCM shall be liable to the Company as liquidated damages an amount equal to fifty percent (50.0%) of the principal amount of the Notes with respect to which such breach was made. Such liquidated damages shall be the sole remedy of the Company with respect to such violation, provided, however, that nothing herein is intended to waive any equitable remedies to which the Company may be entitled. Notwithstanding the foregoing provisions, if the ADSs are delisted from the NYSE, until the listing status of the ADSs is restored DCM shall not be obligated to elect, or cause its Affiliates to elect, to receive the ADSs and may freely elect, and cause its Affiliates to elect, to receive the Shares upon exercise of the Exchange Right at its sole discretion and such election shall not constitute a breach of this Section 2.1.

2.2	Remaining KTF Shares. The Company shall procure that DCM will receive the Shares in respect to all (but not some) of the Remaining KTF Shares in accordance with the merger agreement dated as of January 20, 2009 between the Company and KTF and that any and all appropriate arrangements be implemented, including, without limitation, adjusting the ratio of the Shares which will be newly issued, and the Shares held by the Company which will be delivered, to the shareholders of KTF pursuant to the Merger as the consideration for the Merger, in order to enable DCM to legally change all of the Remaining KTF Shares to the Shares through the process of the Merger.

2.3	Denomination of the Certificates. On the Closing Date, the Company shall issue to DCM 254 Certificates, each of which shall be in the denomination of U.S.$1,000,000, except for one (1) Certificate in the denomination of U.S.$261,000 pursuant to the Purchase Agreement. DCM shall not, and shall cause its Affiliates not to, request the Company or the Registrar to partition each of such Certificates into a Certificate of denomination smaller than that originally issued to DCM in any manner whatsoever.

ARTICLE III

COMPANY SECURITIES

3.1	Standstill. Until December 31, 2010, DCM shall not, and shall cause all of its Subsidiaries not to, directly or indirectly acquire or have Control over any additional Company Securities which, upon full exercise of the Exchange Right attached to the Notes then held by DCM and its Subsidiaries and all conversion and exchange rights, options, warrants and other rights attached to any Equity-Linked Securities then held by DCM and its Subsidiaries, would result in DCM and its Subsidiaries in the aggregate owning or Controlling in excess of five percent (5.0%) of the total issued and outstanding Shares on a fully-diluted basis. The “issued and outstanding Shares” as used in this Agreement shall include treasury Shares of the Company.

3.2.	Transfer of Company Securities. DCM may Transfer or create any Encumbrance on any Company Securities owned by it subject to the following conditions:

3.2.1	Notice. With respect to the initial Transfer of Shares, the ADSs or the Notes, DCM shall deliver a seven (7) Business Days prior written notice to the Company setting forth its intention to Transfer its Shares, ADSs or Notes, as applicable, including the number of the Shares, the ADSs or the Notes, as applicable, proposed to be Transferred and, if applicable, the identity of the proposed purchaser(s).

3.2.2	Sale to Third Parties through KRX or NYSE. Subject to Sections 3.2.1 and 3.2.3, DCM may Transfer its Company Securities on the KRX or NYSE during the regular trading hours of the KRX or the NYSE on any trading day (the “Exchange Transfer”), provided that DCM shall not Transfer any Shares or the ADSs exceeding one percent (1.0%) of the total issued and outstanding Shares in the Exchange Transfer on any one trading day. For the avoidance of doubt, nothing in this Section 3.2.2 shall limit the volume of the Company Securities that DCM may Transfer on the KRX or the NYSE pursuant to Section 3.2.3 by way of a block trading after the close or before the start of the regular trading hours on any one trading day.

3.2.3	Restrictions on Transfer. Notwithstanding any provisions of this Agreement, DCM shall not, without the prior written consent of the Company, Transfer:

(i) to a single purchaser (including its Affiliates) any Company Securities which, upon full exercise of all conversion and exchange rights, options, warrants and other rights attached to any Equity-Linked Securities or Notes, would result in such purchaser owning or Controlling over three percent (3.0%) of the total issued and outstanding Shares on a fully-diluted basis immediately after the consummation of such Transfer; or

(ii) any Company Securities to: (a) any of KMO; (b) Multiple System Operator, which is directly or through the Affiliates engaged in “jong-hap-yu-seon-bang-song-sa-up” in two or more broadcasting zones for “jong-hap-yu-seon-bang-song-sa-up” as designated by the Korea Communications Commission pursuant to the Broadcasting Act of Korea; (c) any Korean entity that falls under the definition of the KMO or the Multiple System Operator as set forth in (b) above, each of such operator will be named differently due to the laws to be newly enacted or amended after the issuance of the Notes; and (d) Affiliates of the persons set out in (a) through (c) above.

Notwithstanding anything to the contrary contained in this Section 3.2.3, (i) in no event shall any of the restrictions in this Section 3.2.3 apply to (a) any Transfer of the Company Securities to an Affiliate of DCM or (b) any Exchange Transfer of the Company Securities pursuant to Section 3.2.2 (other than Transfers wherein a specific person is designated as the purchaser and DCM seeks to directly Transfer its Company Securities to such person); and (ii) DCM shall not be liable for the breach of (d) in the preceding paragraph if DCM has relied upon the Company’s prior written confirmation that the person to whom DCM intends to Transfer the Company Securities is not an Affiliate as set forth in (d) (the Company shall provide such confirmation within three Business Days from DCM’s request therefor).

3.2.4.	DCM’s Procurements. DCM shall procure that (i) each of its Subsidiaries will perform and comply with the provisions of this Section 3.2 with respect to any Company Securities held or Controlled by such Subsidiary, (ii) each of its other Affiliates will perform and comply with the provisions of this Section 3.2 with respect to any Company Securities held or Controlled by such Affiliate, and (iii) if an acquisition of the Company Securities by a purchaser from DCM would result in such purchaser owning or Controlling over three percent (3.0%) of the total issued and outstanding Shares on a fully diluted basis immediately after the consummation of such acquisition, each such purchaser of the Company Securities will agree to be bound by the provisions of Article III by entering into a separate agreement with the Company.

3.3	Consequences of Violation. Any Transfer or acquisition of Company Securities in violation of this Article III shall be null and void and, to the extent permitted under applicable law, the Company shall not register upon its shareholders registry or other books any Transfer or acquisition of Company Securities by DCM except a Transfer or an acquisition in accordance with this Agreement. If DCM violates any provisions of this Article III, such violation shall constitute a breach hereunder and DCM shall be liable to pay the Company upon demand as liquidated damages a sum equal to fifty percent (50.0%) of (i) the amount of consideration paid by DCM and/or any of its Subsidiaries for any Company Securities acquired in violation of Section 3.1 (in case where DCM acquires Control over any Company Securities, the amount equal to the closing market price of the corresponding Company Securities on the day of acquisition of the Control over the Company Securities by DCM multiplied by the number of the subject Company Securities, provided, however, that if there is no active trading market for certain Company Securities in Korea or the United States the value of such Company Securities shall be agreed upon by both Parties in good faith, and if such value cannot be mutually agreed upon by both Parties, an independent and internationally reputable accounting firm (such as Ernst & Young, KPMG, Deloitte and PriceWarerhouseCoppers) shall be appointed by mutual agreement of both Parties and at the expense of DCM to determine such value, which determination shall be binding and final) or (ii) the amount of consideration received by DCM and/or any of its Affiliates for any Company Securities Transferred (or over which any Encumbrance has been created) in violation of Section 3.2, provided, however, that with respect to sub-clause (i), DCM shall not be liable for the liquidated damages with respect to any breach of Section 3.1 if such breach is due to causes not attributable to DCM (such as cancellation of treasury Shares) nor shall DCM be required to dispose of any Company Securities in excess of five percent (5.0%) of the total issued and outstanding Shares resulted from such causes unless and until the applicable Korean Governmental Authority issues to DCM a correction order or disposal order with respect to such Company Securities. Such liquidated damages shall be the sole remedy of the Company and the sole liability of DCM with respect to a breach of this Article III committed by DCM (without prejudice to the termination rights of the Parties under Article VIII), provided, however, that nothing herein is intended to waive any equitable remedies to which the Company may be entitled.

ARTICLE IV

BUSINESS OF COMPANY

4.1	Strategic Company Decisions. DCM shall, and shall cause its Affiliates that own the Company Securities acquired from DCM or any Subsidiary of DCM to, respect and cooperate with the Company on (i) any matter subject to resolutions at a General Meeting of Shareholders, (ii) any strategic decisions of the Company, and (iii) any decisions of the Company on any day-to-day operational or financial matters that do not fall within the scope of business cooperation between the Company and DCM as contemplated in the Business Cooperation Agreement unless such respect and cooperation has any material adverse effect on such business cooperation between the Company and DCM as contemplated by the Business Cooperation Agreement or the performance of any of the Transaction Documents by the Company or DCM.

4.2.	Business Cooperation Agreement.

4.2.1	Each Party hereby acknowledges and agrees that, upon the effectiveness of the Merger, all the rights and obligations of KTF under each of the Business Cooperation Agreement, the Intellectual Property Rights Agreement and the Joint Patent Application Agreement shall be assigned to and assumed by the Company by operation of law and that each Party shall fully perform its respective obligations under each of such agreements as if each of them had been originally entered into by the Company and DCM.

4.2.2	In addition to the Business Cooperation Agreement, the Parties may enter into another business cooperation agreement whenever they deem it desirable and necessary in order to set forth the procedures for and other details on the exchange of information and technologies and mutual support for related businesses other than those addressed in the Business Cooperation Agreement.

ARTICLE V

CONFIDENTIALITY

5.1	Confidentiality Obligations. Each Party shall keep and procure to be kept secret all Confidential Information disclosed by the other Party pursuant to this Agreement or related to the matters contemplated in this Agreement and agrees as follows:

5.1.1	Each Party shall not at any time divulge, disclose or otherwise furnish to any third party any Confidential Information.

5.1.2	Each Party shall reveal Confidential Information only to its directors, employees, advisors or sub-contractors to whom disclosure is necessary for them to perform their duties for the purposes set forth in this Agreement. Each Party shall impose the above obligation of confidentiality on such directors, employees, advisors and sub-contractors. DCM may reveal Confidential Information to Nippon Telegraph and Telephone Corporation (“NTT Corporation”) for so long as DCM remains a Subsidiary of NTT Corporation; provided that DCM shall cause NTT Corporation and its directors, officers and employees to perform and abide by the obligations of confidentiality provided in this Article V with respect to such Confidential Information as if they were direct parties to this Agreement.

5.1.3	The foregoing obligations shall not apply, however, to any part of the Confidential Information which:

(a)	is already known to the receiving Party prior to receipt thereof from the other Party;

(b)	is already in the public domain or becomes so through no fault of the receiving Party;

(c)	is acquired by the receiving Party without any obligation of confidentiality or non-use from a third party having the right to convey the Confidential Information to the receiving Party;

(d)	is independently developed by the receiving Party;

(e)	is approved for release by prior written authorisation by the owner of the Confidential Information; or

(f)	is required to be disclosed under applicable law or regulation (including the regulations or rules of a securities exchange to which the receiving Party is subject) or pursuant to an Order of any Governmental Authority.

5.2	Survival of Confidentiality Obligations. Subject to Section 5.1.3, the obligations of confidentiality shall survive for a period of two (2) years after the expiration or termination of this Agreement.

5.3	Prior Confidential Information. Any Confidential Information disclosed by a Party to the other Party prior to the execution of this Agreement shall be considered in the same manner and be subject to the same treatment as the Confidential Information made available after the execution of this Agreement.

5.4	Return of Confidential Information. Upon termination or expiration of this Agreement, or sooner upon request of the disclosing Party, all Confidential Information in the possession of the receiving Party shall be returned to the disclosing Party or destroyed, at the option and instruction of the disclosing Party, without keeping any reproductions thereof or notes therefrom.

5.5	Public Statements. The Parties shall agree upon the timing and content of any press release or the making of any public disclosure describing any of the matters contained in this Agreement (including the activities and decisions of the BTCC); provided, however, that nothing in this Section 5.5 shall prevent a Party from issuing any press release or making any public disclosure that such Party reasonably believes (based on the written advice of experienced legal counsel) it is required to make under any applicable law or regulation.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants to the other Party as of the date hereof as follows:

6.1	Organization. It is a corporation incorporated under the laws of Korea or Japan (as applicable), is duly organized and validly existing under the laws of Korea or Japan (as applicable) and has all requisite power and authority and all necessary governmental approvals and licenses to carry on its business as now being conducted.

6.2	Authorization; Validity of Agreement.

6.2.1	It has full power and authority to execute and deliver this Agreement and to consummate the matters contemplated herein.

6.2.2	The execution, delivery and performance by it of this Agreement and the consummation of the matters contemplated herein have been duly authorized by it, and no other corporate action on its part is necessary to authorize the execution and delivery by it of this Agreement or the consummation of the matters contemplated herein.

6.2.3	This Agreement has been duly executed and delivered by it, and, assuming due and valid authorization, execution and delivery hereof by the other Party, constitutes its valid and binding obligations, enforceable against it in accordance with its terms except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) that the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

6.3	Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by it, the consummation by it of the matters contemplated herein or compliance by it with any of the provisions hereof will (i) conflict with or result in any breach of any provision of its articles of incorporation or by-laws (if applicable), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which it is a party or by which any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets, excluding from the foregoing clauses (ii) and (iii) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on its ability to consummate the matters contemplated herein or which arise from the statutory or regulatory status of the Company or DCM. No litigation, administrative proceeding or arbitration is presently pending or, to its knowledge, likely to be brought against it, which could reasonably be expected to prohibit the execution or performance of this Agreement by it.

ARTICLE VII

INDEMNIFICATION

Each Party shall defend, indemnify and hold the other Party (including its directors, officers, and employees) harmless from and against any actual and direct damages, losses, liabilities, costs and expenses arising out of or incurred as a result of any misrepresentation or breach of any of such Party’s representations, warranties, covenants, agreements or other obligations in this Agreement.

ARTICLE VIII

TERM AND TERMINATION

8.1	Term. This Agreement shall become effective on the Effective Date and continue in effect until terminated in accordance with the provisions of Section 8.2 or Section 8.3 below.

8.2	Automatic Termination. If (i) the Purchase Agreement is terminated pursuant to Section 9.1 thereof or (ii) the issuance of the Notes is unwound pursuant to Section 2.3 of the Purchase Agreement, this Agreement shall automatically terminate as of (a) the date of such termination in case of item (i) above or (b) the date of completion of such unwinding transaction in case of item (ii) above.

8.3	Termination. This Agreement may be terminated at any time:

(a)	By the mutual written consent of the Parties;

(b)	By either Party if any Governmental Authority has issued an Order or taken any other action (which Order or other action the Parties hereto shall use their commercially reasonable efforts to lift) which restrains, enjoins or otherwise prohibits the matters contemplated herein in any material respect and such Order or other action has become final and non-appealable;

(c)	By either Party if the other Party is rendered incapable for a period of sixty (60) consecutive days of performing its obligations under this Agreement in any material respect due to a Force Majeure Event; or

(d)	By a non-breaching Party if a Party has breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement and such breach cannot be cured or (if able to be cured) has not been cured within thirty (30) days after giving of written notice by the non-breaching Party to the breaching Party.

8.4	Effect of Termination

8.4.1	In the event of the termination of this Agreement by either Party pursuant to Section 8.3 hereof, written notice thereof shall forthwith be given to the other Party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith be terminated and have no further force or effect, except that notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved or released from any liability arising from its breach of any provision of this Agreement.

8.4.2	Notwithstanding Section 8.4.1 hereof, the failure or a delay by a Party to perform its obligations under this Agreement due to a Force Majeure Event shall not be deemed to constitute a breach of this Agreement; provided, however, that the Party so prevented from complying herewith shall not have caused directly or indirectly such Force Majeure Event, shall have used reasonable diligence to avoid such Force Majeure Event and mitigate its effects, and shall continue to take all reasonable actions within its power to comply as fully as possible with the terms of this Agreement. Except where the nature of the event shall prevent it from doing so, the Party suffering from a Force Majeure Event shall notify the other Party in writing within five (5) days after the occurrence of such Force Majeure Event and shall in every instance, to the extent reasonable and lawful under the circumstances, use its best efforts to remove or remedy such cause with all reasonable dispatch.

8.4.3	Notwithstanding anything to the contrary that may be contained in this Agreement, Articles I, V, VII, VIII, IX, X and Section 4.1 hereof shall survive unimpaired any termination of this Agreement; provided, however, that Section 4.1 hereof shall not survive such termination if (i) this Agreement is terminated pursuant to Section 8.3 hereof due to causes attributable to the Company, or (ii) DCM ceases to own or Control not less than one percent (1.0%) of the total issued and outstanding Shares on a fully-diluted basis upon full exercise of all conversion and exchange rights, options, warrants and other rights attached to any Company Securities; provided, further, that Section 4.1 hereof shall become effective again upon the restoration of such one percent ownership or Control so long as the Business Cooperation Agreement is in force.

ARTICLE IX

GOVERNING LAW; DISPUTE RESOLUTION

9.1	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Korea without giving effect to the conflict of laws principles thereof.

9.2	Dispute Resolution. Any disputes, claims or controversies arising out of or in relation to this Agreement, including but not limited to any question regarding its meaning, existence, interpretation, effect, validity, performance, termination or enforcement, and whether arising in contract, tort, equity or otherwise (each, a “Dispute”), shall be referred to and finally resolved through binding and final arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce then in effect.

9.3	Arbitrators. The number of arbitrators shall be three (3). Each Party shall have the right to nominate one (1) arbitrator and the two nominated arbitrators shall appoint the third arbitrator who shall preside as the chairperson of the arbitral tribunal. All arbitrators shall be neutral and completely independent of the Parties and their respective businesses.

9.4	Proceedings. The arbitration proceedings and hearings shall be conducted and the award or decision (“Award”) of the arbitrators shall be rendered in the English language.

9.5	Place of Arbitration. The seat of the arbitration and all related hearings shall be (i) in Seoul, Korea if the arbitration is initiated by DCM or (ii) in Tokyo, Japan if the arbitration is initiated by the Company.

9.6	Award Final.

9.6.1	The Award shall be final and binding upon the Parties as from the date rendered.

9.6.2	The Parties waive any rights of application or appeal to any court or tribunal of competent jurisdiction to the fullest extent permitted by law in connection with any question of law arising in the course of arbitration or with respect to any Award rendered, except for actions to enforce an Award and except for actions seeking interim or other provisional relief to prevent irreparable harm or in aid of arbitration proceedings in any court of competent jurisdiction.

9.7

Payment of the Award. Each Party against which the Award assesses a monetary obligation shall pay that obligation on or before the 30th day following the date of the Award or such other date as the Award may provide. The arbitral tribunal shall have the authority to award any remedy or relief sought by the claimant or respondent in accordance with the terms of this Agreement, including a declaratory judgment, specific performance of any obligation created under this Agreement or injunctive relief.

9.8	Confidentiality of Arbitration. Once any Dispute has been submitted to arbitration proceedings pursuant to this Article IX, such Dispute shall be resolved in a confidential manner. Either Party shall not disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other Party in the arbitration proceedings or about the existence of the arbitration or the contents or results of the proceedings, except as may be required by a Governmental Authority or as required in a court action in aid of arbitration or for enforcement of this arbitration agreement or an Award.

ARTICLE X

MISCELLANEOUS

10.1	Fees and Expenses. Each Party shall bear and pay its costs and expenses incurred in connection with this Agreement, including but not limited to any fees and costs incurred in submitting filings required in connection with the consummation of the transactions contemplated in this Agreement.

10.2	Amendment and Modification. This Agreement may be amended, modified or supplemented in any respect, but only by a written instrument signed by all of the Parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

10.3	Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, transmitted by facsimile (as evidenced by a confirmation generated by the facsimile equipment that the transmission was successful) or delivered via an express courier service (as evidenced by a delivery confirmation by the express courier) to the Parties at the following addresses (or at such other address for a Party as shall be specified by such Party by like notice):

(a)	If to the Company, to:

KT Corporation

206 Jungja-dong, Bundang-gu, Sungnam City

Kyunggi Province 463-711, Korea

Attention:	Corporate Financing Manager
CF Management Department
Financial Management Office
Telephone:	+82-31-727-0919
Facsimile:	+82-31-727-0939

(b)	If to DCM, to:

NTT DoCoMo, Inc.

Sanno Park Tower, 41st Floor

2-11-1, Nagata-cho, Chiyoda-ku

Tokyo 100-6150, Japan

Attention:	Executive Director
Strategic Investment & Alliance
Global Business Division
Telephone:	+81-3-5156-1175
Facsimile:	+81-3-5156-0204

10.4	Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when such counterparts have been signed and delivered by each of the Parties.

10.5	Entire Agreement; No Third Party Beneficiaries. This Agreement and the other Transaction Documents (i) constitute the entire agreement of the Parties and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (ii) are not intended to confer any rights or remedies upon any Person other than the Parties hereto and thereto.

10.6	Severability. Any term or provision of this Agreement that is held by a court or arbitral tribunal of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of such offending term or provision in any other situation or in any other jurisdiction. If the final judgment or decision of a court or arbitral tribunal of competent jurisdiction declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court or arbitral tribunal making such determination shall have the power to reduce the scope, duration, area or applicability of such term or provision, to delete specific words or phrases, or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid, void or unenforceable term or provision.

10.7	Enforcement; Venue. The Parties agree that irreparable damage will occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms of such provision or were otherwise breached. It is accordingly agreed that, prior to an Award of the arbitral tribunal being rendered, the Parties shall be entitled to provisional relief in the form of a temporary or preliminary court injunction or injunctions to prevent breaches of this Agreement and/or to enforce specifically the terms and provisions of this Agreement.

10.8	Time of Essence. Each of the Parties hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

10.9	Extension; Waiver. At any time, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

10.10	Election of Remedies. Neither the exercise of nor the failure to exercise a right of set-off or to give notice of a claim under this Agreement shall constitute an election of remedies or limit any Party in any manner in the enforcement of any other remedies that may be available to such Party, whether at law or in equity.

10.11	Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written content of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns, and no other Persons are intended to be third party beneficiaries of this Agreement.

10.12	Rollover of the Notes. Prior to the maturity of the Notes, the Company and DCM may negotiate the terms of the re-issuance of the Notes based on the then current market conditions.

10.13	Shareholders Agreement. The Parties confirm and agree that the Shareholders Agreement in relation to KTF dated December 26, 2005 by and among the Company, DCM and KTF shall automatically terminate upon the consummation of the Merger (except for the provisions which are intended by the Parties to survive such termination under Section 8.3.3 thereof).

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective authorized officers as of the Effective Date.

KT CORPORATION	NTT DOCOMO, INC.

By:	/s/ Suh, Jeong-Soo	By:	/s/ Masatoshi Suzuki
Name:	Suh, Jeong-Soo	Name:	Masatoshi Suzuki
Title:	Senior Executive Vice President Group Strategy CFT	Title:	Senior Executive Vice President